Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2024

The following discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. Our unaudited interim condensed consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

Decent Holding Inc is a holding company that was incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through our subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd., which is our Operating Subsidiary in China.

We strive to be a pioneer in the field of water pollution treatment and resource reutilization treatment in China. We specialize in the provision of wastewater treatment, ecological river restoration and river ecosystem management through water quality enhancement, as well as microbial products that are primarily used for water quality enhancement and pollutant removal, through our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant removal.

We have invested heavily on research and development to sharpen our innovation edge. So far, we have established cooperation relationships for scientific research and development with well-known academic institutions in China, such as Yantai University with whom we had entered into a research cooperation agreement. We have an in-house research and development team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this prospectus, we own 12 patents and 9 software copyrights.

We have received a number of industry awards and certifications recognizing our success and achievements, including the “Yantai City Industrial Design Center” awarded by the Yantai Municipal Bureau of Industry and Information Technology in 2022, the “Yantai New Special Expertise Enterprise” awarded by the Yantai Municipal Bureau of Industry and Information Technology in 2022, the “High-Tech Enterprise” awarded by the Shandong Provincial Department of Science and Technology, Shandong Provincial Department of Finance, and Shandong Provincial Taxation Bureau of the State Administration of Taxation in 2022, the “Shandong Province ‘One Enterprise, One Technology’ Innovative Enterprises” awarded by the Shandong Provincial Bureau of Small and Medium Enterprises in 2015.

Comparison of the Six Months Ended April 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended April 30, 2025 and 2024, both in U.S. dollars and as a percentage of our revenue.

	For the Six Months Ended April 30,
	2025		2024
	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$493,123	8.97	$491,991	22.12
River water quality management revenue	4,728,449	85.99	1,645,366	73.99
Product sales revenue	277,081	5.04	86,433	3.89
Total revenue	5,498,653	100.00	2,223,790	100.00

Cost of revenue
Wastewater treatment revenue	401,310	7.30	336,709	15.14
River water quality management revenue	3,424,737	62.28	1,269,415	57.08
Product sales revenue	161,511	2.94	59,009	2.65
Total cost of revenue	3,987,558	72.52	1,665,133	74.88
Gross profit	1,511,095	27.48	558,657	25.12
Selling expenses	223,821	4.07	7,913	0.36
General and administrative expenses	1,740,278	31.65	535,994	24.10
Research and development expenses	12,784	0.23	59,226	2.66
Net loss from operations	(465,788)	(8.47)	(44,476)	(2.00)
Total other income, net	16,375	0.30	17,972	0.81
Net loss before income taxes	(449,413)	(8.17)	(26,504)	(1.19)
Income tax benefits (expenses)	(29,752)	(0.54)	10,655	0.48
Net loss	$(479,165)	(8.71)	$(15,849)	(0.71)

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
	2025	2024	Amount	%
Wastewater treatment revenue
Revenue	$493,123	$491,991	$1,132	0.23%
Cost of revenue	401,310	336,709	64,601	19.19%
Gross profit	$91,813	$155,282	$(63,469)	(40.87)%
Gross profit margin	18.62%	31.56%	(12.94)%	(41.00)%

River water quality management revenue
Revenue	$4,728,449	$1,645,366	$3,083,083	187.38%
Cost of revenue	3,424,737	1,269,415	2,155,322	169.79%
Gross profit	$1,303,712	$375,951	$927,761	246.78%
Gross profit margin	27.57%	22.85%	4.72%	20.66%

Product sales revenue
Revenue	$277,081	$86,433	$190,648	220.57%
Cost of revenue	161,511	59,009	102,502	173.71%
Gross profit	$115,570	$27,424	$88,146	321.42%
Gross profit margin	41.71%	31.73%	9.98%	31.45%

Total
Revenue	$5,498,653	$2,223,790	$3,274,863	147.26%
Cost of revenue	3,987,558	1,665,133	2,322,425	139.47%
Gross profit	$1,511,095	$558,657	$952,438	170.49%
Gross profit margin	27.48%	25.12%	2.36%	9.39%

Our revenue primarily comes from wastewater treatment projects, river water quality management services, and product sales. Total revenue increased by 147.26% or $3,274,863 to $5,498,653 for the six months ended April 30, 2025 compared with total revenue of $2,223,790 for the six months ended April 30, 2024, demonstrating our company’s resilience, adaptability and maintaining profitability in a fluctuating economic environment. The factors impacting changes of our revenue streams include the environmental related policies made by the local government, and the economic conditions of the market that would affect the demand from the customers of our pollution treatment services and products.

Revenue from Wastewater Treatment Service

For the six months ended April 30, 2025, the revenue from wastewater treatment service witnessed a minor increase to $493,123, from $491,991 for the six months ended April 30, 2024, with a growth of 0.23%. The cost of revenue for wastewater treatment was $401,310 for the six months ended April 30, 2025, as compared to $336,709 for the six months ended April 30, 2024, with a growth of 19.19%. Consequently, the gross profit margin was 18.62% and 31.56% for the six months ended April 30, 2025 and 2024, respectively.

Revenue from River Water Quality Management

For the six months ended April 30, 2025, the revenue from river water quality management increased significantly to $4,728,449, as compared to $1,645,366 for the six months ended April 30, 2024, with an increase of 187.38%. This substantial growth is reflective of successful bids and project completions in this segment. Hence, the costs associated were also substantial, leading to a gross profit margin of 27.57% and 22.85% for the six months ended April 30, 2025 and 2024, respectively.

Revenue from Product Sales

For the six months ended April 30, 2025, the revenue from product sales increased by 220.57% to $277,081 compared to $86,433 for the six months ended April 30, 2024. The customers of product sales were basically local enterprises, and our main product was microbial inoculum, which was mostly used in river water quality management projects. The amount of product sales revenue was highly correlated with the river water quality management projects. The more local river water quality management projects was carried out, the higher the product sales revenue would be. The cost of revenue for product sales saw an increase of 173.71% to $161,511 for the six months ended April 30, 2025 from $59,009 for the six months ended April 30, 2024. The increase in cost of product sales was basically in line with the increase of product sales revenue. Consequently, the gross profit as a percentage of revenue was 41.71% and 31.73% for the six months ended April 30, 2025 and 2024, respectively.

Overall, despite varied performance across different segments, it showed a continuously upward trend in revenue for the six months ended April 30, 2025 compared with the same period in 2024. The total gross profit margin raised from 25.12% for the six months ended April 30, 2024 to 27.48% for the six months ended April 30, 2025. Our operational efficiency and capacity continued to navigate through challenging conditions, with effective cost control measures aiding in maintaining profitability.

Cost of revenue

Our cost of revenue was $3,987,558 and $1,665,133 for the six months ended April 30, 2025 and 2024, respectively. The increase in cost of revenues is a direct result of our increase of revenues.

Gross profit and gross margin

Our gross profit was $1,511,095 for the six months ended April 30, 2025, compared with a gross profit of $558,657 for the six months ended April 30, 2024. Gross profit as a percentage of revenue (gross margin) was 27.48% for the six months ended April 30, 2025, compared to a gross profit of 25.12% for the six months ended April 30, 2024. There is an increase in gross profit and gross margin mainly due to the revenue mix that higher portion of total revenue was generated from river water quality management projects which had higher gross margin compared to the wastewater treatment during the current period.

Operating Expenses

Total operating expenses increased by $1,373,750 or 227.77% to $1,976,883 for the six months ended April 30, 2025 from $603,133 for the six months ended April 30, 2024.

Our selling expense increased $215,908 for the six months ended April 30, 2025 as compared to the six months ended April 30, 2024, mainly due to the increase in marketing fees which correlated with the increase in revenue.

The increase in general and administrative expenses of approximately $1.2 million was mainly attributable to 1) an increase in the provision of credit losses of approximately $0.6 million; 2) a increase in consultant and service fees of approximately $0.4 million; 3) an increase in salary and welfare of approximately $0.21 million, due to the implemented internal personnel adjustments.

Our research and development expenses decreased by $46,442 for the six months ended April 30, 2025, as compared to the same period last year. The principal factor driving the decline in research and development expenses for the six months ended April 30, 2025 was the company implemented internal personnel adjustments to reduce in headcount attributable to research and development expenses.

Income tax benefits (expenses)

Our income tax benefits were $29,752 for the six months ended April 30, 2025, compared to an income tax expenses for the six months ended April 30, 2024, which was $10,655.

Net loss

As a result of the cumulative effect of the factors described above, our net loss for the six months ended April 30, 2025 and 2024 were $479,165 and $15,849, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For six months ended April 30,
	2025	2024
Net cash used in operating activities	$(612,555)	$(319,431)
Net cash used in investing activities	(1,945,771)	(75,694)
Net cash provided by (used in) financing activities	3,023,590	(37,249)
Net change in cash	465,264	(432,374)
Effect of exchange rate changes on cash	(33,880)	16,681
Cash at the beginning of period	407,031	1,325,458
Cash at the end of period	$838,415	$909,765

As of April 30, 2025, we had cash of $838,415. To date, we have financed our operations primarily through borrowings from our related parties.

As of April 30, 2025, our cash consisted of $427,968 denominated in USD and $410,447 denominated in RMB. As of October 31, 2024, the cash consisted of $85,697 denominated in USD and $321,334 denominated in RMB.

Operating Activities

Our net cash used in operating activities was $612,555 for the six months ended April 30, 2025, as compared to $319,431 for the six months ended April 30, 2024.

Our net cash used in operating activities for the six months ended April 30, 2025 reflects (i) our net loss of $479,165, adjustments to reconcile net loss to net cash used in operating activities of $720,349, (ii) an increase in accounts receivables of $651,784 due to the increase of revenue, (iii) a decrease in accounts payables of $703,567, partially offset by (iv) an increase in other payables of $632,182.

Our net cash used in operating activities for the six months ended April 30, 2024 reflects (i) our net loss of $15,849, (ii) an increase in accounts receivable of $1,559,822, partially offset by (iii) a decrease in prepayment of $437,185, (iv) an increase in other payables of $275,934, and (v) a increase in accounts payable of $507,246.

Investing Activities

Net cash used in investing activities was $1,945,771 for the six months ended April 30, 2025, as compared to $75,694 for the six months ended April 30, 2024.

The net cash used in investing activities for the six months ended April 30, 2025 was mainly attributable to (i) purchase of property and equipment of $585, (ii) loan made to third parties of $1,984,087, and (iii) repayment from related parties of $38,901.

The net cash used in investing activities for the six months ended April 30, 2024 was mainly attributable to the purchase of property and equipment of $75,694.

Financing Activities

Our net cash provided by financing activities was $3,023,590 for the six months ended April 30, 2025, as compared to the net cash used in financing activities of $37,249 for the six months ended April 30, 2024. The net cash provided by financing activities for the six months ended April 30, 2025 was mainly due to net proceed from offering of $3,035,285, partially offset by principal payment for obligation under finance leases of $11,695. The net cash used in financing activities for the six months ended April 30, 2024 was mainly due to principal payment for obligation under finance leases and repayment to related parties.

Contractual Obligation

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of April 30, 2025, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$13,754	$6,877	$6,877	$-	$-
Finance Lease Obligations	9,742	9,742	-	-	-